

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

April 24, 2012

Via E-mail
Greerson G. McMullen, Esq.
Senior Vice President, General Counsel, Government Affairs & Secretary
The ServiceMaster Company
860 Ridge Lake Boulevard
Memphis, Tennessee 38120

Re: **The ServiceMaster Company**
      Registration Statement on Form S-4
      Filed March 27, 2012
      File No. 333-180366

Dear Mr. McMullen:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Cover Page

1.   It appears the offer could be open for less than 20 full business days if the 5:00 p.m. expiration time occurs on the twentieth business day following commencement. Please confirm that the offer will be open at least through midnight on the twentieth business day. See Rule 14d-1(g)(3).

Exhibit 5.1 – Opinion of Debevoise & Plimption LLP

2.   Please tell us why counsel has assumed due authorization and execution of the Indenture.

Exhibit 99.1 – Form of Letter of Transmittal

3.   In the third paragraph, you state that the undersigned has "read" all the terms of the exchange offer. Please delete the noted language.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

   Please contact Jerard Gibson, Attorney-Advisor, at (202) 551-3473 or me at (202) 551-3386 with any questions.

            Sincerely,

            /s/ Duc Dang

            Duc Dang
            Senior Attorney

cc: Peter J. Luughan, Esq.
    Debevoise & Plimpton LLP